EXHIBIT 99.1

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2009

                                 METALINK LTD.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2009

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----

Report of Independent Registered Public Accounting Firm                2

Consolidated Balance Sheets as of December 31, 2009 and 2008           3

Consolidated Statements of Operations
   for the years ended December 31, 2009, 2008 and 2007                4

Statements of Shareholders' Equity and Comprehensive Income (Loss)
   for the years ended December 31, 2009, 2008 and 2007              5-6

Consolidated Statements of Cash Flows
   for the years ended December 31, 2009, 2008 and 2007              7-8

Notes to Consolidated Financial Statements                          9-32

[DELOITTE LOGO]
                                                Brightman Almagor
                                                1 Azrieli Center
                                                Tel Aviv 67021
                                                P.O.B. 16593, Tel Aviv 61164
                                                Israel

                                                Tel:     +972(3)608 5555
                                                Fax:     +972(3)609 4022
                                                info@deloitte.co.il
                                                www.deloitte.com

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF METALINK LTD.

We have audited the accompanying consolidated balance sheets of Metalink, Ltd ("the Company") and its subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2009 and 2008, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the Company sold its principal line of business, the WLAN business, to Lantiq, A newly-formed fabless semiconductor company founded by Golden Gate Capital.

BRIGHTMAN ALMAGOR ZOHAR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
March 29, 2010

                                 METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                           DECEMBER 31,
                                               --------------------------------
                                                    2009              2008
                                               --------------     -------------
                                                         (IN THOUSANDS)
                                               --------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                   $        2,273     $       5,166
   Short-term investments (Note 3)                          -               677
   Trade accounts receivable                              461             2,515
   Other receivables (Note 12)                            602             1,529
   Prepaid expenses                                        88               209
   Deferred charges (Note 8)                                -               242
   Inventories (Note 4)                                 1,068             2,508
                                               --------------     -------------
           Total current assets                         4,492            12,846
                                               --------------     -------------

SEVERANCE PAY FUND (Note 6)                             1,229             1,195
                                               --------------     -------------

PROPERTY AND EQUIPMENT, NET (Note 5)                    2,145             3,338
                                               ==============     =============

           Total assets                        $        7,866     $      17,379
                                               ==============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY
   (DEFICIENCY)
CURRENT LIABILITIES
   Trade accounts payable                      $        1,542     $         739
   Other payables and accrued expenses
      (Note 12)                                         3,239             3,257
   Short-term loan  (Note 8)                            4,100             2,101
   Warrants to issue shares  (Note 8)                     289               196
                                               --------------     -------------
          Total current liabilities                     9,170             6,293
                                               --------------     -------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

ACCRUED SEVERANCE PAY (Note 6)                           1,798           2,098
                                                --------------     -----------

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 10)
  Ordinary shares of NIS 0.1 par value
   (Authorized - 50,000,000 shares, issued and
   outstanding 26,637,232 and 24,752,232 shares
   as of December 31, 2009 and December 31, 2008,
   respectively)                                           759             711
  Additional paid-in capital                           157,692         156,500
  Accumulated other comprehensive loss                       -            (124)
  Accumulated deficit                                 (151,668)       (138,214)
                                                --------------     -----------
                                                         6,783          18,873
                                                --------------     -----------
  Treasury stock, at cost; 898,500 shares as of
    December 31, 2009 and 2008                          (9,885)         (9,885)
                                                --------------     -----------
           Total shareholders' equity
             (deficiency)                               (3,102)          8,988
                                                ==============     ===========

           Total liabilities and shareholders'
             equity (deficiency)                $        7,866     $    17,379
                                                ==============     ===========


The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                  ----------------------------------------------
                                                                                        2009             2008          2007
                                                                                  ----------------   ------------  -------------
                                                                                  (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
                                                                                  ----------------------------------------------
Revenues (Note 13)                                                                $          4,916   $     7,162   $    10,166
                                                                                  ----------------   -----------   -----------
Cost of revenues (Note 13):
  Costs and expenses                                                                         3,174         2,964         4,736
  Royalties to the Government of Israel (Note 7)                                               160           218           297
                                                                                  ----------------   -----------   -----------
       Total cost of revenues                                                                3,334         3,182         5,033
                                                                                  ================   ===========   ===========

 GROSS PROFIT                                                                                1,582         3,980         5,133

Operating expenses:
  Gross research and development                                                             9,627        22,516        25,474
  Less - Royalty bearing and other grants                                                    1,898         3,068         2,598
                                                                                  ----------------   -----------   -----------
  Research and development, net                                                              7,729        19,448        22,876
                                                                                  ----------------   -----------   -----------
  Selling and marketing                                                                      1,397         4,502         5,427
  General and administrative                                                                 2,416         2,647         2,451
                                                                                  ----------------   -----------   -----------
       Total operating expenses                                                             11,542        26,597        30,754
                                                                                  ================   ===========   ===========

 OPERATING LOSS                                                                             (9,960)      (22,617)      (25,621)

Financial income (expenses), net                                                            (3,494)        1,639         1,298
                                                                                  ----------------   -----------   -----------

 NET LOSS                                                                         $        (13,454)  $   (20,978)  $   (24,323)
                                                                                  ================   ===========   ===========
Loss per ordinary share:
  Basic                                                                           $          (0.54)  $     (0.89)  $     (1.14)
                                                                                  ================   ===========   ===========
  Diluted                                                                         $          (0.54)  $     (0.89)  $     (1.14)
                                                                                  ================   ===========   ===========

Shares used in computing loss per ordinary share:
  Basic                                                                                 24,828,636    23,569,711    21,319,262
                                                                                  ================   ===========   ===========
  Diluted                                                                               24,828,636    23,569,711    21,319,262
                                                                                  ================   ===========   ===========


 The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

     STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
                       (in thousands, except share data)

                                                                                                                 ACCUMULATED
                                                   NUMBER  OF   NUMBER OF             ADDITIONAL    TREASURY        OTHER
                                                   OUTSTANDING  TREASURY    SHARE      PAID-IN       STOCK      COMPREHENSIVE
                                                     SHARES      SHARES    CAPITAL     CAPITAL     (AT COST)    INCOME (LOSS)
                                                   ----------- ---------   -------   ----------   ----------   --------------
BALANCE AT
   DECEMBER 31, 2006                                20,653,826    898,500  $    614  $   133,119   $  (9,885)  $          (52)

Changes during 2007:
Exercise of employee options                           523,406          -        13        2,156           -                -
Employee stock-based
   compensation                                              -          -         -        1,494           -                -
Issuance of shares (Note10(A))                       3,200,000          -        74       17,934           -                -
Other comprehensive income:
   Unrealized gain on marketable securities                  -          -         -            -           -               57
   Change in fair market value of hedging
       derivatives                                           -          -         -            -           -               43
Loss for the year                                            -          -         -            -           -                -
                                                   -----------  ---------  --------  -----------   ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2007                                24,377,232    898,500  $    701  $   154,703   $  (9,885)  $           48
                                                   ===========  =========  ========  ===========   =========   ==============

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                     275,000          -         8            2           -                -
Employee stock-based
   compensation                                              -          -         -        1,781           -                -
Exercise of  warrants  (Note 8)                        100,000          -         2           16           -                -
Expenses related to issuance of shares                       -          -         -           (2)          -                -
Other comprehensive income:
   Unrealized gain on marketable securities                  -          -         -            -           -             (129)
   Reclassification of fair value of derivatives
       Used in cash flow hedge                               -          -         -            -           -              (43)
Loss for the year                                            -          -         -            -           -                -
                                                   -----------  ---------  --------  -----------   ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2008                                24,752,232    898,500  $    711  $   156,500   $  (9,885)  $         (124)
                                                   ===========  =========  ========  ============  ==========  ===============

                                                                       TOTAL
                                                    ACCUMULATED    COMPREHENSIVE
                                                      DEFICIT      INCOME (LOSS)     TOTAL
                                                   ------------   --------------   ---------
BALANCE AT
   DECEMBER 31, 2006                               $    (92,913)                   $ 30,883

Changes during 2007:
Exercise of employee options                                  -                -      2,169
Employee stock-based
   compensation                                               -                -      1,494
Issuance of shares (Note10(A))                                -                -     18,008
Other comprehensive income:
   Unrealized gain on marketable securities                   -               57         57
   Change in fair market value of hedging
       derivatives                                            -               43         43
Loss for the year                                       (24,323)         (24,323)   (24,323)
                                                   ------------   --------------   --------
Total comprehensive loss                                          $      (24,223)
                                                                  ==============
BALANCE AT
   DECEMBER 31, 2007                               $   (117,236)                   $ 28,331
                                                   ============                    ========

Changes during 2008:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                            -                -         10
Employee stock-based
   compensation                                               -                -      1,781
Exercise of  warrants  (Note 8)                               -                -         18
Expenses related to issuance of shares                        -                -         (2)
Other comprehensive income:
   Unrealized gain on marketable securities                   -             (129)      (129)
   Reclassification of fair value of derivatives
       Used in cash flow hedge                                -              (43)       (43)
Loss for the year                                       (20,978)         (20,978)   (20,978)
                                                   ------------   --------------   --------
Total comprehensive loss                                          $      (21,150)
                                                                  ==============
BALANCE AT
   DECEMBER 31, 2008                               $   (138,214)                   $  8,988
                                                   ============                    ========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                           ACCUMULATED
                                              NUMBER  OF   NUMBER OF            ADDITIONAL    TREASURY        OTHER
                                              OUTSTANDING  TREASURY    SHARE      PAID-IN      STOCK      COMPREHENSIVE
                                                SHARES      SHARES    CAPITAL     CAPITAL    (AT COST)    INCOME (LOSS)
                                              -----------  ---------  --------  -----------  ----------  ---------------
BALANCE AT
   DECEMBER 31, 2008                           24,752,232    898,500  $    711  $   156,500  $  (9,885)  $         (124)

Changes during 2009:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                 50,000          -         1            -          -                -
Employee stock-based
   compensation                                         -          -         -          483          -                -
Exercise of  warrants  (Note 8)                 1,835,000          -        47          709          -                -
Other comprehensive income:
   Unrealized gain on marketable securities             -          -         -            -          -              124
Loss for the year                                       -          -         -            -          -                -
                                              -----------  ---------  --------  -----------  ---------   --------------
Total comprehensive loss

BALANCE AT
   DECEMBER 31, 2009                           26,637,232    898,500  $    759  $   157,692  $  (9,885)  $            -
                                              ===========  =========  ========  ===========  =========   ==============


                                                                  TOTAL
                                               ACCUMULATED    COMPREHENSIVE
                                                 DEFICIT      INCOME (LOSS)     TOTAL
                                              ------------   --------------   --------
BALANCE AT
   DECEMBER 31, 2008                          $   (138,214)                   $  8,988

Changes during 2009:
Exercise of employee options & issuance of
   Restricted  Stock Units (RSU's)                       -                -          1
Employee stock-based
   compensation                                          -                -        483
Exercise of  warrants  (Note 8)                          -                -        756
Other comprehensive income:
   Unrealized gain on marketable securities              -              124        124
Loss for the year                                  (13,454)         (13,454)   (13,454)
                                              ------------   --------------   --------
Total comprehensive loss                                     $      (13,330)
                                                             ==============
BALANCE AT
   DECEMBER 31, 2009                          $   (151,668)                   $ (3,102)
                                              ============                    ========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                              ------------------------------
                                                                                                2009       2008        2007
                                                                                              --------   --------   --------
                                                                                                     (IN THOUSANDS)
                                                                                              ------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                      $(13,454)  $(20,978)  $(24,323)
Adjustments to reconcile net loss to net cash
used in operating activities (Appendix)                                                          9,626     (2,169)     4,238
                                                                                              --------   --------   --------
NET CASH USED IN OPERATING ACTIVITIES                                                           (3,828)   (23,147)   (20,085)
                                                                                              --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable debt securities and certificates of deposits                                  -          -    (44,794)
Proceeds from maturity and sales of marketable debt securities and certificates of deposits        800     18,491     49,181
Proceeds from disposal of property and equipment                                                    48        128         12
Purchase of property and equipment                                                                 (15)      (793)    (1,975)
                                                                                              --------   --------   --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                                          833     17,826      2,424
                                                                                              --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and exercise of options, net                                       21          8     20,177
Proceeds from issuance of warrants to issue shares, as part of the
   loan received (Note 8)                                                                          123      1,838          -
Loan received, net of issuance costs                                                             1,958      1,350          -
Repayment of loan                                                                               (2,000)         -          -
                                                                                              --------   --------   --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                          102      3,196     20,177
                                                                                              ========   ========   ========

Increase (decrease) in cash and cash equivalents                                                (2,893)    (2,125)     2,516
Cash and cash equivalents at beginning of year                                                   5,166      7,291      4,775
                                                                                              --------   --------   --------
Cash and cash equivalents at end of year                                                      $  2,273   $  5,166   $  7,291
                                                                                              ========   ========   ========

The accompanying notes are an integral part of the financial statements

                                              METALINK LTD.

                            APPENDIX TO CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------
                                                               2 0 0 9          2 0 0 8          2 0 0 7
                                                              ----------       ----------       ----------
                                                                             (IN THOUSANDS)
                                                              --------------------------------------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES:

  Depreciation and amortization                               $    1,160       $    1,397       $    1,302
  Amortization of marketable debt securities and deposit
   premium and accretion of discount                                  (1)             (36)              57
  Amortization of deferred charges and loan discount and
     increase in the face value of the loan                        2,305              488                -
  Increase (decrease) in warrants to issue shares                    706           (1,622)               -
  Increase (decrease) in accrued severance pay, net                 (334)            (311)             104
  Employee stock-based compensation                                  483            1,781            1,494
  Capital (gain) loss                                                  -               96               (4)

CHANGES IN ASSETS AND LIABILITIES:

Decrease (increase) in assets:
  Trade accounts receivable                                        2,054           (1,838)           1,348
  Other receivables and prepaid expenses                           1,050            1,146           (1,674)
  Inventories                                                      1,440             (743)           1,406
Increase (decrease) in liabilities:
  Trade accounts payable                                             803             (825)            (716)
  Other payables and accrued expenses                                (40)          (1,702)             921
                                                              ----------       ----------       ----------

                                                              $    9,626       $   (2,169)      $    4,238
                                                              ==========       ==========       ==========

The accompanying notes are an integral part of the financial statements

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1  - GENERAL

          Metalink Ltd. (the "Company"), an Israeli fabless semiconductor Company, is engaged in the research and development of high-throughput wireless local area network chipsets, and in the sale of high performance broadband access chipsets used by telecommunications and networking equipment manufacturers. The Company's broadband silicon solutions enable very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks. The Company operates in one business segment. The Company generates revenues from the sale of its products mainly in Asia, Europe and North America.

          SUBSEQUENT EVENTS -

          On February 15, 2010 the Company completed the sale of the wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital for up to $16,500 in cash as follows:

               o $5,700 was paid concurrently with the closing, of which $3,750 was used to repay the first installment under Metalink's loan agreement with an institutional investor. For further details on the loan agreement see Note 8.

               o Up to $800 (subject to downward adjustments) to be paid on March 31, 2010; and $2,000 to be paid in four installments throughout the year 2010;

               o Earn-out payments of up to an aggregate $8,000, contingent upon the acquired business' achievement of specified performance targets through March 2012.

          Moving forward the Company will continue supporting its current DSL activities.

          On March 8, 2010 the NASDAQ staff informed the Company that it has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) and the minimum shareholders' equity requirement in Listing Rule 5550(b)(1). Accordingly, the staff has determined to continue the listing of the Company's securities on the Nasdaq Stock Market.

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

          A.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          B.   FINANCIAL STATEMENTS IN U.S. DOLLARS

               The reporting currency of the Company is the U.S. dollar ("dollar" or "$"). The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

               Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars at the spot rate on the day of the transaction. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statements of operations as they arise.

          C.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All material inter-company transactions and balances have been eliminated.

          D.   CASH EQUIVALENTS

               Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

          E.   MARKETABLE DEBT SECURITIES

               The Company accounts for its investments in marketable securities in accordance with ASC 320-10 (formerly known as SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities").

               Management determines the appropriate classification of the Company's investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

               During 2009 the company sold all of its marketable securities investments. As of December 31, 2008 all marketable debt securities were designated as available-for-sale and accordingly were stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, are determined based on specific identification and are included in the consolidated statement of operations.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          F.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts has been made on the specific identification basis. The Company maintains an allowance for doubtful accounts, which management believes adequately covers all anticipated losses in respect of trade receivables. As of December 31, 2009 and 2008 no provision was required.

          G.   INVENTORIES

               Inventories are stated at the lower of cost or market. Cost is determined as follows:

               Raw materials, components and finished products - on the moving average basis.

               Work-in-process - on the basis of actual manufacturing costs.

          H.   PROPERTY AND EQUIPMENT

               Property and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

               Computers and equipment     3-7 years
               Furniture and fixtures     10-15 years

               Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

               The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 (formerly known as SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets").

          I.   REVENUE RECOGNITION

               The Company recognizes revenue upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has been transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. The Company generally provides a warranty period for up to 12 months at no extra charge. No warranty provision has been recorded for any of the reported periods, since based on the past experience, such amounts have been insignificant.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          J.   RESEARCH AND DEVELOPMENT EXPENSES

               Research and development expenses, net of third-parties grants, are expensed as incurred. The Company has no obligation to repay the grants, if sales are not generated.

          K.   DEFERRED INCOME TAXES

               Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 (formerly known as SFAS No. 109, "Accounting for Income Taxes").

          L.   NET LOSS PER ORDINARY SHARE

               Basic and diluted net loss per share have been computed in accordance with ASC 260-10 (formerly known as SFAS No. 128, "Earnings per Share") using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 25,420,046, 8,356,748 and 204,399 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2009, 2008 and 2007, respectively due to the anti-dilutive effect.

          M.   STOCK-BASED COMPENSATION

               The company applies ASC 718-10 (formerly known as SFAS No. 123(R), "Share Based Payment"). The Company's net loss for the year ended December 31, 2009, 2008 and 2007 includes $483, $1,781 and $1,494 of compensation expenses related to the Company's share-based compensation awards, respectively.

               For purposes of estimating fair value , the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2009, 2008 and 2007 (all in weighted averages):

                            2009      2008      2007
                          --------  -------   -------
Risk-free interest rate      2.23%     2.25%     4.26%
Expected life (in years)     2.97      2.51      2.43
Expected volatility (*)        60%       38%       32%
Expected dividend yield      None      None      None

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          M.   STOCK-BASED COMPENSATION (CONT.)

               The Company is utilizing the simplified method, to determine the expected life used in fair valuation of newly granted awards.

               The Company believes that this calculation provides a reasonable estimate of expected life for the Company's employee stock options. No adjustments to previous years assumptions have been made.

               (*) Volatility is determined using historical quotes commensurate with expected term of the option under evaluation.

               The grant date fair value of the Restricted Stock Units (RSU), was determined using the closing price of the Company's stock at NASDAQ on the day of issuance.

          N.   CONCENTRATIONS OF CREDIT RISK

               Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

               (i) As of December 31, 2009, the Company had cash and cash equivalents that totaled to $2,273 all of which are deposited in a major Israeli financial institution. As of December 31, 2008, the Company had cash and cash equivalents and short-term investments that totaled to $5,843, most of which were deposited in major U.S. financial institutions. Management believes that the financial institutions holding the Company's cash and cash equivalents and its deposits are financially sound.

               (ii) Most of the Company's revenues are generated in Asia,
                    Europe and North America from a small number of customers (see Note 13). The Company generally does not require security from its customers.

          O.   CONCENTRATIONS OF AVAILABLE SOURCES OF SUPPLY OF PRODUCTS

               Certain components used in the Company's products are currently available to the Company from only one source and other components are currently available from only a limited number of sources. The Company does not have long-term supply contracts with its suppliers. In addition, the Company employs several unaffiliated subcontractors outside of Israel for the manufacture of its chipsets. While the Company has been able to obtain adequate supplies of components and has experienced no material problems with subcontractors to date, in the event that any of these suppliers or subcontractors is unable to meet the Company's requirements in a timely manner, the Company may experience an interruption in production. Any such disruption, or any other interruption of such suppliers' or subcontractors' ability to provide components to the Company and manufacture its chipsets, could result in delays in making product shipments, which could have a material adverse impact on the Company's business, financial condition and results of operations.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          P.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, long-term investments, accounts payable and accruals. In view of their nature, the fair value of the financial instruments included in working capital and long-term investments of the Company is usually identical or substantially similar to their carrying amounts.

          Q.   RECLASSIFICATION

               Certain prior years amounts have been reclassified in conformity with current year's financial statements presentation.

          R.   DERIVATIVE FINANCIAL INSTRUMENTS

               ASC 815-10 (formerly known as SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended), requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

               See Note 15 for disclosure of the derivative financial instruments in accordance with such pronouncements.

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

               In May 28, 2009, the FASB issued ASC 855-10 (formerly SFAS 165), which provides guidance on management's assessment of subsequent events. Historically, management had relied on U.S. auditing literature for guidance on assessing and disclosing subsequent events. ASC 855-10 represents the inclusion of guidance on subsequent events in the accounting literature and is directed specifically to management, since management is responsible for preparing an entity's financial statements

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               ASC 855-10 is not expected to significantly change practice because its guidance is similar to that in AU Section 560, with some important modifications. The new standard clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. ASC 855-10 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material impact on the Company consolidated financial statements.

               In April 2009 the FASB issued an amendment to ASC 320-10-65 (Investments - Debt and Equity Securities) Through the issuance of FASB staff position 115-2 and 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("OTTI") for investment in debt securities . This amendment applies to all entities and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. Under the amendment, the primary change to the OTTI model for debt securities is the change in focus from an entity's intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security,
               (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the amendment changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings. However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The adoption of ASC 320-10-65 (FSP FAS 115-2 and FAS 124-2) did not have a material impact on the Company consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          S.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT.)

               In October 2009, the FASB issued "Accounting Standards Update ("ASU") 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF" (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term "fair value" in the revenue allocation guidance with the term "selling price" in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

               The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

               The update will be effective for revenue arrangements entered into or modified in fiscal year beginning on or after June 15, 2010 with earlier adoption permitted.The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  - INVESTMENT IN MARKETABLE SECURITIES AND DEPOSITS

          A.   SHORT-TERM INVESTMENTS

               Comprised  as  follows:

                                                                     DECEMBER 31,
                            -----------------------------------------------------------------------------------------------
                                                  2009                                            2008
                            -----------------------------------------------   ---------------------------------------------

                              AMORTIZED    UNREALIZED   UNREALIZED   MARKET   AMORTIZED    UNREALIZED   UNREALIZED   MARKET
                                COST         LOSSES        GAINS      VALUE      COST        LOSSES        GAINS      VALUE
                            -------------  -----------  ----------- ------    ----------  ------------  -----------  ------
Available for sale:

Auction Rate Securities
  (ARS)                     $           -  $         -  $         - $      -  $      801  $      (124)  $         -  $   677
                            -------------  -----------  ----------- --------  ----------  -----------   -----------  -------
Total available for sale:
  Marketable securities     $           -  $         -  $         - $      -  $      801  $      (124)  $         -  $   677
                            =============  ===========  =========== ========  ==========  ===========   ===========  =======


          The Company's financial income, net for the year ended December 31, 2009 and 2008 includes $0 and $15 of realized gains, respectively.

          During 2009 the company sold all of its marketable securities investments .As of December 31, 2008 all the investments are classified in accordance with ASC 320-10 (formerly known as SFAS 115) as available-for-sale.

NOTE 4 - INVENTORIES

          Comprised as follows:

                                                       DECEMBER 31,
                                             ------------------------------
                                                   2009            2008
                                             ---------------  -------------
                                                     (IN THOUSANDS)
                                             ------------------------------
Raw materials and components                 $           288  $       1,630
Work-in-process                                          179             23
Finished products                                        601            855
                                             ---------------  -------------
                                             $         1,068  $       2,508
                                             ===============  =============

          The balances are net of write-downs of $1,230 and $1,334 as of December 31, 2009 and 2008, respectively.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5  - PROPERTY AND EQUIPMENT

          Comprised as follows:

                                                                     DECEMBER 31,
                                                           ------------------------------
                                                                 2009           2008
                                                           ---------------  -------------
                                                                    (IN THOUSANDS)
                                                           ------------------------------
              Cost:
               Computers and equipment                     $        13,158  $      13,201
               Furniture and fixtures                                  495            571
               Leasehold improvements                                1,363          1,363
                                                           ---------------  -------------
                                                           $        15,016  $      15,135
                                                           ===============  =============

              Accumulated depreciation and amortization:
               Computers and equipment                     $        11,398  $      10,578
               Furniture and fixtures                                  233            223
               Leasehold improvements                                1,240            996
                                                           ---------------  -------------
                                                           $        12,871  $      11,797
                                                           ===============  =============
               Property and equipment, net                 $         2,145  $       3,338
                                                           ===============  =============

NOTE 6  - ACCRUED  SEVERANCE  PAY,  NET

          The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company. For employees joining the Company subsequent to November 2006 the Company adopted the provisions of Section No.14 of the Severance Compensation Act, 1963 ("Section 14").
          Section 14 allows the Company to make deposits in the severance pay funds according to the employees' current salary. Such deposits are releasing the Company from any further obligation with this regard. The deposits made are available to the employee at the time when the employer - employee relationship ends, regardless of cause of termination. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies. The policies are assets of the Company and, under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

          The severance pay expenses for the years ended December 31, 2009, 2008 and 2007 were $226, $1,058, and $961, respectively.

          The Company has no liability for pension expenses to its employees.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  - COMMITMENTS AND CONTINGENT LIABILITIES

          A.   ROYALTIES

               (i) The Company is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the research and development of which the Government has participated by way of grants (received under the Chief Scientist program), up to the amount of 100% - 150% of the grants received plus interest at LIBOR rate (in dollar terms). The royalties are payable at a rate of between 3% to 4.5%. The total amount of grants received, net of royalties paid or accrued, as of December 31, 2009 was $28,693

                    The research and development grants are presented in the statements of operations as an offset to research and development expenses.

                    The refund of the grants is contingent upon the successful outcome of the Company's research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the Government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

                    Royalty expenses to the Government of Israel for the years ended December 31, 2009, 2008 and 2007 were $160, $218 and
                    $297, respectively.

               (ii) The Company is obligated to pay royalties to certain
                    third parties, based on agreements, which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties for the years ended December 31, 2009, 2008 and 2007 were $171, $113 and $188 respectively.

              (iii) Subsequent to the reporting date the Company assigned its royalties commitments related to the wireless activities to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

          B.   LEASE COMMITMENTS

               (i) The premises of the Company in Israel are rented under an operating lease agreements expiring in September 2010, the premises of the Company in Taiwan is rented under an operating lease agreement expiring in July 2010.

                    Future aggregate minimum annual rental payments pursuant to the existing lease commitments in effect as of December 31, 2009, are as follows:

                          YEAR                      $
                          ----                     ----

                          2010                      604

                    The Company arranged for a bank guarantee in favor of the lessors of the premises in Israel in the amount of $193.

                    Total rent expenses for the years ended December 31, 2009, 2008 and 2007 were $889, $1,451 and $1,126, respectively.

               Subsequent to the reporting date the company assigned its rental payments pursuant to the existing lease commitments to Lantiq as part of the sale of the wireless local area network (WLAN) business (see note 1).

          (ii) The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2011. The minimum payment under these operating leases upon cancellation of these lease agreements, amounted to $30 as of December 31, 2009. Lease expenses for the years ended December 31, 2009, 2008 and 2007, were $432, $1,147 and $1,224, respectively. Subsequent to the reporting date, the company assigned to Lantiq its leasing commitments related to the transferred motor vehicles, as part of the sale of the wireless local area network (WLAN) business (see note 1).

          C.   LEGAL CLAIM

               In July 1998, a former employee filed a claim against the Company in the Tel Aviv District Labor Court (the "Court") demanding that the Company issue him ordinary shares and pay on his behalf any taxes relating to such issuance; that the Company pay him statutory severance pay together with the statutory penalty for late payment of such severance pay and travel expenses; and that the Company release his managers insurance and continuing education fund. The Company filed a counterclaim against this former employee. In March 2001 the Court ordered that certain of the disputes between the parties be referred to a two-stage arbitration and pursuant to the Court's order the Company issued 75,765 ordinary shares (which were held in trust) in favor of the former employee. In addition, in January 2002, the Company paid the former employee $16 in payment of statutory severance pay and reimbursement of travel expenses. In August 2002, the arbitrators in the first stage of the arbitration awarded $391 to the former employee (which the Company paid in September 2002).

               In December 2003 the former employee filed a claim in the second phase of the arbitration (the "Second Arbitration") in the amount of $3.2 million and at least $2.9 million before deductions and also a sum of $3.8 million for Funding differences. The Company contested this claim and filed a claim for damages against the former employee in the amount of $250,000 and for a refund of the NIS1.9 million already paid to him according to the foregoing judgment and of the sum paid as statutory severance pay and reimbursement of travel expenses.

               Both parties have filed their pleadings, affidavits, and expert opinions. Cross-examination started in 2009, during which motions for disclosure of documents, summoning witnesses and temporary remedies were filled. These motions are still pending.

               The Company believes that the resolution of this matter will not have a material adverse effect on the results of operations, liquidity, or financial condition, nor cause a material change in the number of outstanding ordinary shares, but there can be no assurance that the Company will necessarily prevail, due to the inherent uncertainties in litigation.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN

          In September 2008, the Company entered into a short term secured loan agreement with an institutional investor. According to the loan agreement, the lender agreed to extend to the company a loan of $3,500 at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4,500 ("Second Loan"). On December 31, 2008, the Loan Agreement was amended such that, among other things, the Second Loan will be provided in two tranches of $2,250 each.

          The key terms of the loan agreement are as follows:

               o    The outstanding principal amount (including of the Second
                    Loan) is due and payable in one payment 12 months after the first closing;

               o The outstanding principal amount will accrue interest at an annual rate of 10% payable, in cash or ordinary shares, at the Company's election, on a quarterly basis;

               o The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and

               o The loan is secured by a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets.

          The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

          In addition, in consideration for the First Loan, the Company issued to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50 (for the balance), subject to adjustments. In consideration for the first tranche of the Second Loan, the Company issued to the lender five-year warrants to purchase up to a total of 1,100,000 ordinary shares at exercise prices per share of $0.01 (for 935,000 warrants) and $0.50 (for the balance), subject to adjustments.

          Under the agreement, the Company received in September 2008 a loan in the amount of $3,500 ("First Loan") offset by issuance expenses in the amount of $313. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $1,838, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 1.59%; dividend yield of zero; expected volatility of 85.75%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, the Company recorded $1,419 of financial expenses related to the amortization of the First Loan discount.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8  - SHORT-TERM LOAN (CONT.)

          In January 2009 the company received half of the Second Loan at the amount of $2,250 ("Second Loan") offset by issuance expenses in the amount of $169. The Company allocated the amount received between the loan and the warrants. In accordance with ASC 470-20 (formerly known as APB 14), the Company allocated to the warrants $123, which was equal to the estimated fair value of the warrants using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P with the following assumptions: risk free interest rate of 0.04%; dividend yield of zero; expected volatility of 178.5%; and an expected life of five years. The remaining amount was attributed to the loan. As a result a discount was attributed to the loan at the amount equal to the amount that was attributed to the warrants. The loan discount amortized by using the effective interest method through the payment of the loan as of September 2009. For the year ended December 31,2009, the Company recorded $123 of financial expenses related to the amortization of the Second Loan discount.

          On September 6, 2009, the Company entered into a second amendment to the Loan Agreement (the "Second Amendment"), whereby the maturity date was extended from September 9, 2009 to March 9, 2010. As part of the Second Amendment, the Company immediately repaid the Lender $2,000 out of the outstanding $5,750. The Company also agreed that in the event of a fundamental transaction (such as the contemplated sale to Lantiq described in Note 1), the repayment amount will be $4,312.5.

          Pursuant to the Second Amendment, the exercise price of 1,165,000 warrants that were previously issued to the lender was adjusted from $0.50 to $0.03 per share.

          On December 30, 2009, the Company entered into a third amendment to the Loan Agreement (the "Third Amendment"), that became effective on January 5, 2010, whereby the repayment of the $4,312.5 originally due upon the closing of the Lantiq transaction will be reduced to $4,100 and repaid in four installments: $3,750 at closing , which occurred on February 15, 2010, and the remainder in three installments by March 31, 2011.

          In accordance with ASC 815-10 (formerly known as FAS 133), the warrants are recorded on the balance sheet as derivative liability and carried at fair value, due to the fact that in certain circumstances the warrants may be paid off in cash according to the lender's decision. Gains and losses resulting from changes in the fair values of the warrants are recorded in financial expenses, net on the consolidated statement of operations. For the year ended December 31, 2009, the Company recorded $706 of financial expenses related to the increase in the fair value of these warrants.

          In 2009, 1,835,000 warrants were exercised for 1,835,000 shares of common stock for a total of $18.

          In 2008, 100,000 warrants were exercised for 100,000 shares of common stock for a total of $1.

          The issuance of the Warrants contemplated in the Loan Agreement, triggered the adjustment of the exercise price of the warrants issued in August 2007 (see Note 10A). According to this adjustment the warrants issued originally with $8 per share, was adjusted to $6.5 per share according to the original terms of the warrants.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9  - FAIR VALUE MEASUREMENTS

          The Company adopted the provisions of ASC 820-10 (formerly known as SFAS No. 157), effective January 1, 2008, concurrent with the adoption of ASC 470-20-25-21(formerly known as SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities").

          Fair values of the warrants were determined utilizing the income approach using the UV Bloomberg Merton formula.

          Recurring Fair Value Measurements Using the Indicated Inputs:

          Liabilities:

                                                SIGNIFICANT
                                                   OTHER
                                                 OBSERVABLE
                                                  INPUTS
                           DECEMBER 31, 2009     (LEVEL 2)
                          ------------------  ---------------
Warrants                  $              289  $           289
                          ------------------  ---------------
                          $              289  $           289
                          ==================  ===============


NOTE 10 - SHARE  CAPITAL

          A. In December 1999, the Company completed an initial public offering in the United States and issued 4,600,000 ordinary shares (including the underwriters' over-allotment) for net proceeds of $49,838. Following the public offering, the Company's shares are traded on the Over-the-counter market and were listed on the NASDAQ National Market, until March 13, 2009 upon which listing of the Company's securities was transferred to the NASDAQ Capital Market.

               In March 2000, the Company completed a second public offering in the United States and issued 1,500,000 ordinary shares for net proceeds of $62,702.

               Since December 2000, the shares of the Company are also traded on the Tel-Aviv Stock Exchange. In October 2000 and March 2001, the Board of Directors of the Company approved the purchase of up to 1,000,000 of the Company's ordinary shares for up to $10,000. Through December 31, 2003, the Company had purchased 898,500 of its ordinary shares, in the aggregate amount of $9,885.

               In April 2005, the Board of Directors of the Company approved the purchase of shares of the Company for up to $10,000, subject to market conditions and approval by the Board of Directors. The Company has not purchased any of its ordinary shares following the April 2005 approval.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

               In August 2007, the Company has entered into Purchase Agreements with institutional investors. Pursuant to the Purchase Agreements, the Company agreed to sell 3,200,000 ordinary shares at $6.00 per share. The purchasers also received five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments). The Company evaluated each component in the Purchase agreement to determine whether it should be classified as equity or liability. The Company determined that all components (warrants and shares) were determined to be eligible for equity classification. As such the warrants were initially recorded in equity at their fair value at the date of issuance, with no subsequent remeasurement, with the remainder of the proceeds allocated to the shares. The fair value of the warrants amounted to $1,081.

               In February 2010, the Company has implemented a one-for-ten reverse stock split of its outstanding ordinary shares. Pursuant to this reverse stock split, each ten (10) shares of common stock of the Company's issued and outstanding shares as of the date following the reverse stock split was converted into one (1) share of the Company's common stock. Options in the following Notes 10 B through D are represented in their original pre-split value.

          B.   EMPLOYEE STOCK PURCHASE PLAN

               During 2000, the Board of Directors approved an Employee Stock Purchase Plan (the "ESPP"), effective October 2000. Under the ESPP, the maximum number of shares to be made available is 160,000 with an annual increase to be added on the first day of the year commencing 2001 equal to the lesser of 140,000 shares or 3/4% of the outstanding shares on such date or a lesser amount determined by the Board of Directors.

               Any employee of the Company is eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount exceeding $25 in total value of stock in any one year. The purchase price of the stock will be 85% of the lower of the fair market value of an ordinary share on the first day of the offering period and the fair market value on the last day of the offering period. The offering period was determined to be six months. The ESPP shall terminate on October 31, 2010, unless terminated earlier by the Board of Directors. As of December 31, 2004, 329,080 ordinary shares were issued under the ESPP, and an additional 108,143 ordinary shares are available for issuance.

               In April 2005 the Board of Directors of the Company resolved to suspend the ESPP until further notice.

          C.   STOCK OPTIONS

               (i)  Under the Company's six Stock Option Plans (the
                    "Plans"), up to 10,142,433 options approved to be granted to employees and directors of the Company or its subsidiary.

               (ii) Pursuant to the Plans, as of December 31, 2009, an
                    aggregate of 4,058,762 options of the Company are still available for future grants.

              (iii) The options granted vest over periods of up to five
                    years from the date of the grant. Most of the options granted in previous years expire after 10 years from the date of the grant while most of the options granted subsequent to 2005 expire after 4 years.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               (iv) In October 2007, the Board of Directors of the Company
                    allowed the grant of Restricted Stock Units ("RSU") under each of the Company's Plans. RSU is a right to receive a share of the Company, under certain provisions, for a consideration of no more than the underlying share's nominal value (NIS 0.1). In addition, upon the lapse of the vesting period of RSU, such RSU shall automatically vest into the Company's ordinary share and the grantee shall pay to the Company its nominal value as a precondition to any receipt of such share. In 2007 ,2008 and 2009 the Company granted 10,000 RSU, 293,500 RSU and 20,000 RSU respectively.

               A summary of the status of the Company's stock option plans to employees and directors of the Company, including RSU as of December 31, 2009, 2008 and 2007 and changes during the years then ended are as follows:

                                        DECEMBER 31, 2009                     DECEMBER 31, 2008           DECEMBER 31, 2007
                                ---------------------------------------  ------------------------------  ----------------------
                                                          WEIGHTED                            WEIGHTED                WEIGHTED
                                                          AVERAGE                              AVERAGE                 AVERAGE
                                                          EXERCISE                            EXERCISE                EXERCISE
                                      SHARES               PRICE               SHARES           PRICE      SHARES       PRICE
                                ------------------   ------------------  ------------------   ---------  ----------  ----------
Options outstanding at
  beginning of year                      2,973,528   $             5.50           4,533,398   $    6.41   3,761,629   $    4.46
Granted during year                         28,100                 0.20           2,111,582        2.25   1,608,100        6.66
Forfeited during year                   (1,513,484)                5.40          (3,407,452)       5.11    (317,925)       5.54
Exercised during year                      (50,000)                0.03            (264,000)       0.03    (518,406)       4.13
                                ------------------                       ------------------              ----------

Outstanding at end of year               1,438,144                 5.70           2,973,528        5.50   4,533,398        6.41
                                ==================                       ==================              ==========

Options exercisable at end
of year                                  1,346,378                 5.82           2,176,676        6.22   2,344,223        6.64
                                ==================                       ==================              ==========

Weighted average fair
value of options & RSU granted
during year                     $             0.35                       $             0.65              $     1.85
                                ==================                       ==================              ==========


                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 - SHARE CAPITAL (CONT.)

          C.   STOCK OPTIONS (CONT.)

               The following table summarizes information relating to stock options outstanding, to employees and directors of the Company, as of December 31, 2009:

                             OPTIONS & RSU OUTSTANDING                     OPTIONS & RSU EXERCISABLE
                 -----------------------------------------------------  ----------------------------------
                                                     WEIGHTED
                          NUMBER                     AVERAGE            WEIGHTED      NUMBER      WEIGHTED
                      OUTSTANDING AT                REMAINING           AVERAGE   EXERCISABLE AT  AVERAGE
                       DECEMBER 31,                CONTRACTUAL          EXERCISE   DECEMBER 31,   EXERCISE
EXERCISE PRICE             2009                  LIFE (IN YEARS)         PRICE         2009        PRICE
---------------  -------------------------  --------------------------  --------  --------------  --------
0.00 - 2.66                        677,883                        3.43      1.69         639,417      1.70
2.76 - 3.28                         22,100                        0.71      3.05          22,100      3.05
3.39 - 4.00                         33,200                        0.38      3.80          15,000      3.80
4.04 - 5.00                         49,127                        1.09      4.36          49,127      4.36
5.04 - 7.00                        168,150                        0.57      5.99         147,850      5.94
7.01 - 8.95                        229,600                        1.17      7.30         214,800      7.30
9.00 - 22.06                       258,084                        0.46     15.34         258,084     15.34
                 -------------------------                                        --------------
                                 1,438,144                        2.01      5.70       1,346,378      5.82
                 =========================                                        ==============

          D.   OPTIONS ISSUED TO CONSULTANTS

               In April 2000, the Company adopted the "Share Option Plan - 2000" to provide for the grant of options to members of the advisory board of the Company and independent contractors. The options are exercisable over five years. As of December 31, 2009, 253,000 options have been granted (0 in 2009, 1,000 in 2008 and 30,000 in 2007) under this plan to certain sales representatives and advisors of the Company at an exercise price of $ 1.83 - $ 22.13 per share. The fair value was determined using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.95%-6.50%; volatility rate of 37%- 109%; dividend yields of 0% and an expected life of one to ten years.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME

          A.   TAXATION UNDER VARIOUS LAWS

               (i) The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, pursuant to which results for tax purposes are measured in NIS in real terms in accordance with changes in the Israeli CPI. The Company's foreign subsidiaries are subject to the tax rules in their countries of incorporation.

               (ii) "Approved Enterprise"

                    The production facilities of the Company have been granted "Approved Enterprise" status in two separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises, is fully exempt from tax for two years, commencing with the first year in which such enterprise generates taxable income, and is entitled to a reduced tax rate (25%) for a further eight years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. As of December 31, 2009, the period of benefits had not yet commenced.

                    Income derived from sources other than the "Approved Enterprise" is taxable at the ordinary corporate tax rate of 26% in 2009 (regular "Company Tax"). The regular Company Tax rate in 2010 and thereafter will be reduced to 25%.

                    In the event of a distribution of cash dividends to the Company's shareholders of earnings subject to the tax-exemption, the Company will be liable to tax at a rate of 25% of the amounts of dividend distributed.

                    On July 23, 2009, the Economic Efficiency Act (Revised Law for Implementation of the Economic Plan for 2009-2010), 5769-2009 (the "Arrangements Law") was published. Under the Arrangements Law, the Income Tax Ordinance (New Version), 5721-1961 (the "Income Tax Ordinance") was amended such that the 26% and 25% tax rates imposed upon Israeli companies in the years 2009 and 2010, respectively, will be gradually reduced beginning in the 2011 tax year, for which the corporate tax rate will be set at 24%, until the 2016 tax year, for which the corporate tax rate will be set at 18%. The company did not realize any deferred tax income as a result of the amendment to the Income Tax Ordinance.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES  ON  INCOME  (CONT.)

          B.   LOSSES FROM CONTINUING OPERATIONS

                                              YEAR ENDED DECEMBER 31,
                                          --------------------------------
                                             2009        2008       2007
                                          ----------   --------   --------
                                                   (IN THOUSANDS)
                                          --------------------------------
Israeli company                           $  (13,435)  $(21,072)  $(24,512)
U.S. subsidiary                                  (19)        94        189
                                          ----------   --------   --------
                                          $  (13,454)  $(20,978)  $(24,323)
                                          ==========   ========   ========

          C.   RECONCILIATION OF INCOME TAXES

               The following is a reconciliation of the taxes on income assuming that all income is taxed at the ordinary statutory corporate tax rate in Israel and the effective income tax rate:

                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                                                              2009        2008       2007
                                                           ----------   --------   --------
                                                                     (IN THOUSANDS)
                                                           --------------------------------
Net loss as reported in the
   consolidated statements of operations                   $  (13,454)  $(20,978)  $(24,323)
Statutory tax rate                                                 26%        27%        29%
Income Tax under statutory tax rate                        $   (3,498)  $ (5,664)  $ (7,054)

Tax benefit arising from the Approved
   Enterprise                                                   2,956      4,847      6,128
Increase (decrease) in valuation allowance                       (866)       972        459
Permanent differences, net                                      1,408       (155)       467
                                                           ----------   --------   --------

Actual income tax                                          $        -   $      -   $      -
                                                           ==========   ========   ========

          D.   DEFERRED TAXES

               The main components of the Company's deferred tax assets are as follows:

                                                                                       DECEMBER 31,
                                                                            ------------------------------
                                                                                 2009             2008
                                                                            ---------------   ------------
                                                                                     (IN THOUSANDS)
                                                                            ------------------------------
Net operating loss carry forwards in Israel                                 $         7,320   $      6,698
Net operating loss carry forwards of non-Israeli subsidiary                               -          1,176
Other allowances                                                                        455            767
                                                                            ---------------   ------------
        Total gross deferred tax assets                                               7,775          8,641
Less - Valuation allowance                                                            7,775          8,641
                                                                            ---------------   ------------
        Total deferred tax asset                                            $             -   $          -
                                                                            ===============   ============

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - TAXES ON INCOME (CONT.)

          D.   DEFERRED TAXES (CONT.)

               Under ASC 740-10 (formerly known as FASB Statement No. 109), deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

               Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the full amount of the tax benefits.

               Tax loss carryforwards of the Company totaling $183,012 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

          E.   TAX ASSESSMENTS

               The Company and its subsidiary have not received final tax assessments for income tax purposes since incorporation.

          F.   FASB INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN
               INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109" ("FIN 48"), AS CODIFIED INTO ASC 740-10.

               On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), as codified into ASC 740-10, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in accounting principle recorded as an adjustment to opening balance of retained earnings. The Company adopted the provisions of FIN 48 in 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SUPPLEMENTARY  BALANCE  SHEET  INFORMATION

          A.   OTHER RECEIVABLES

               Comprised as follows:

                                                                              DECEMBER 31,
                                                                    ------------------------------
                                                                          2009           2008
                                                                    ---------------  -------------
                                                                          (IN THOUSANDS)
                                                                    ------------------------------
               Research and development participation from the
                  Government of Israel                              $           311  $       1,437
               Loan to former employee (*)                                       45             45
               Others                                                           246             47
                                                                    ---------------  -------------
                                                                    $           602  $       1,529
                                                                    ===============  =============

               (*) Interest bearing loan granted to former employee under arbitration proceedings between the Company and the former employee. For further details see Note 7C.

          B.   OTHER PAYABLES AND ACCRUED EXPENSES

               Comprised as follows:

                                                                DECEMBER 31,
                                                      ------------------------------
                                                             2009          2008
                                                      ---------------  --------------
                                                              (IN THOUSANDS)
                                                      -------------------------------
               Payroll and related amounts            $           924  $        1,147
               Accrued expenses                                 1,516           1,046
               Royalties to the Government of Israel               46             115
               Others                                             753             949
                                                      ---------------  --------------
                                                      $         3,239  $        3,257
                                                      ===============  ==============


                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

          A.   GEOGRAPHIC INFORMATION

               The following is a summary of revenues and long-lived assets by geographic area. Revenues are attributed to geographic region based on the location of the customers.



                                                             YEAR ENDED DECEMBER 31,
                                                          -----------------------------
                                                             2009       2008    2007
                                                          ---------  --------  --------
                                                                  (IN THOUSANDS)
                                                          -----------------------------
REVENUES:
Korea                                                     $     336  $    542  $  1,051
Israel                                                        1,218     1,554     2,023
United States                                                 1,308        75     2,284
Other foreign countries (mainly European)                     2,054     4,991     4,808
                                                          ---------  --------  --------
                                                          $   4,916  $  7,162  $ 10,166
                                                          ===================  ========

                                            DECEMBER 31,
                                   ----------------------------
                                      2009      2008     2007
                                   ---------  -------  --------
                                            (IN THOUSANDS)
                                   ----------------------------
LONG-LIVED ASSETS:
Israel                             $   1,871  $ 2,895  $  3,279
Taiwan                                   274      443       583
United States                              -        -       320
                                   ---------  -------  --------
                                   $   2,145  $ 3,338  $  4,182
                                   =========  =======  ========

          B.   SALES TO MAJOR CUSTOMERS

               The following table summarizes the percentage of revenues from sales to major customers (exceeding 10% of total revenues for the year):

                                               YEAR ENDED DECEMBER 31,
                                              ------------------------
                                               2009     2008     2007
                                              -----    -----   -------
Customer A                                      21%       31%      17%
Customer B                                      24%       16%      19%
Customer C                                      26%       (*)      (*)
Customer D                                      (*)       16%      (*)
Customer E                                      (*)       (*)      20%
Customer F                                      (*)       (*)      13%

               (*)  Less  than  10%.

                                 METALINK LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONT.)

          C.   COST OF REVENUES:

                                                         YEAR ENDED DECEMBER 31,
                                                       -----------------------------
                                                           2009      2008     2007
                                                       -----------  -------  -------
                                                                (IN THOUSANDS)
                                                       -----------------------------
Materials and production expenses                      $     2,753  $ 1,975  $ 3,004
Salaries, wages and  employee benefits                          60      348      440
Depreciation and amortization                                   23       28       43
Other manufacturing costs                                      240      243      320
                                                       -----------  -------  -------
                                                             3,076    2,594    3,807
Decrease in finished
     products and work-in-process                               98      370      929
                                                       -----------  -------  -------
                                                             3,174    2,964    4,736
Royalties to the Government of Israel                          160      218      297
                                                       -----------  -------  -------
                                                       $     3,334  $ 3,182  $ 5,033
                                                       ===========  =======  =======

NOTE 14 - RELATED PARTIES

          Payroll and related amounts to related parties in 2009, 2008 and 2007 were $238, $251 and $253, respectively.

NOTE 15 - DERIVATIES FINANCIAL INSTRUMENTS

          In 2007, the Company entered into currency-forward and zero cost Collar transactions (NIS/dollar) of $5,000 with settlement date through 2007 and 2008, designed to reduce the variability in cash-flow of NIS denominated expenses in the amount of $5,000. The Company designed the hedge such that the critical terms of the hedged item and the hedging item match and as such recorded in 2007 $43 as change in fair market value of hedging activities in "Other Comprehensive Income" relating to the unsettled transactions as of December 31, 2007. In 2008 the Company settled all the hedging transactions and reclassified it from "Other Comprehensive Income" to earnings concurrent with the effect of the hedged transaction on earning.